EXHIBIT 99.1

                  CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.


                 UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                          FOR THE NINE MONTHS ENDED

                         September 30, 1997 AND 1996


                        PART I - FINANCIAL INFORMATION


ITEM 1.  FINANCIAL STATEMENTS

a)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                            CONSOLIDATED BALANCE SHEETS
                                   (in thousands)


                                              September 30,  December 31,
                                                  1997           1996
                                               (Unaudited)      (Note)
Assets
 Cash and cash equivalents:
   Unrestricted                             $   1,654       $   1,960
   Restricted - tenant security deposits          610             554
 Investments in limited partnerships               --             336
 Accounts receivable                              161             252
 Escrow for taxes                               1,132             678
 Restricted escrows                               550           1,420
 Other assets                                   1,555           1,630
 Investment properties:
   Land                                        10,217          10,217
   Building and related personal property      96,851          95,236
                                              107,068         105,453
      Less accumulated depreciation           (74,479)        (70,606)
                                               32,589          34,847

                                            $  38,251       $  41,677

Liabilities and Partners' Deficit
 Accounts payable                           $     248       $     798
 Tenant security deposit liabilities              606             611
 Accrued taxes                                    900             313
 Other liabilities                                436             363
 Mortgage notes                                23,199          23,393
 Master loan and interest payable             282,343         261,136

Partners' Deficit
 General partner                               (2,694)         (2,449)
 Limited partners                            (266,787)       (242,488)
                                             (269,481)       (244,937)

                                            $  38,251       $  41,677

Note: The balance sheet at December 31, 1996, has been derived from the audited financial statements at that date, but does not include all the information and footnotes required by generally accepted accounting principles for complete financial statements.

            See Accompanying Notes to Consolidated Financial Statements


b)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                    (Unaudited)
                          (in thousands, except unit data)




                                  Three Months Ended   Nine Months Ended
                                     September 30,       September 30,
                                    1997      1996      1997      1996
Revenues:
  Rental income                  $ 4,873   $  4,851  $ 14,474  $ 14,340
  Other income                       307        313       993     1,049
       Total revenues              5,180      5,164    15,467    15,389

Expenses:
  Operating                        2,047      1,977     5,898     5,912
  General and administrative         158        192       685       559
  Depreciation and amortization    1,363      1,356     3,977     4,018
  Maintenance                      1,013        963     2,554     2,593
  Property taxes                     320        315       962       988
  Interest                         8,614      7,831    25,935    23,554
       Total expenses             13,515     12,634    40,011    37,624

Gain on sale of investment
   property                           --        914        --       914

Net loss                         $(8,335)  $ (6,556) $(24,544) $(21,321)

Net loss allocated
    to general partner (1%)      $   (83)  $    (66)     (245) $   (213)
Net loss allocated
    to limited partners (99%)     (8,252)    (6,490)  (24,299)  (21,108)

                                 $(8,335)  $ (6,556) $(24,544) $(21,321)


            See Accompanying Notes to Consolidated Financial Statements


c)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

              CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS' DEFICIT
                                    (Unaudited)

               For the Nine Months Ended September 30, 1997 and 1996
                                   (in thousands)



                                General      Limited
                                Partner      Partners      Total

Partners' deficit at
  December 31, 1995            $ (2,159)    $(213,815)  $(215,974)

Net loss for the nine months
  ended September 30, 1996         (213)      (21,108)    (21,321)

Partners' deficit at
  September 30, 1996           $ (2,372)    $(234,923)  $(237,295)

Partners' deficit at
  December 31, 1996            $ (2,449)    $(242,488)  $(244,937)

Net loss for the nine months
  ended September 30, 1997         (245)      (24,299)    (24,544)

Partners' deficit at
  September 30, 1997           $ (2,694)    $(266,787)  $(269,481)

            See Accompanying Notes to Consolidated Financial Statements


d)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                    (Unaudited)
                                   (in thousands)



                                                            Nine Months Ended
                                                              September 30,
                                                             1997       1996
Cash flows from operating activities:
  Net loss                                                $(24,544)  $(21,321)
  Adjustments to reconcile net loss to net
   cash provided by operating activities:
   Gain on sale of investment property                          --       (914)
   Depreciation and amortization                             4,039      4,077
   Change in accounts:
      Restricted cash                                          (56)       (40)
      Accounts receivable                                       91         22
      Escrows for taxes                                       (454)      (622)
      Other assets                                             (91)        67
      Accounts payable                                        (550)    (1,300)
      Tenant security deposit liabilities                       (5)        36
      Accrued taxes                                            587        573
      Other liabilities                                         73          3
      Interest on Master Loan                               23,238     22,181

          Net cash provided by operating activities          2,328      2,762

Cash flows from investing activities:
  Property improvements and replacements                    (1,615)    (2,987)
  Proceeds from sale of investment property                     --      1,882
  Deposits to restricted escrows                               (72)       (77)
  Withdrawals from restricted escrows                          942      1,942
  Distributions from investments in limited partnerships       336        124

          Net cash provided by (used in)
            investing activities                              (409)       884

Cash flows from financing activities:
  Advances on Master Loan                                       --        367
  Principal payments on Master Loan                         (2,031)    (1,588)
  Principal payments on notes payable                         (194)      (220)
  Loan costs paid                                               --         (2)
  Repayment of note payable                                     --     (1,295)

          Net cash used in financing activities             (2,225)    (2,738)

Net (decrease) increase in cash and cash equivalents          (306)       908

Cash and cash equivalents at beginning of period             1,960      1,686
Cash and cash equivalents at end of period                $  1,654   $  2,594

   Supplemental disclosure of cash flow information:
   Cash paid for interest                                 $  2,635   $  1,257

             See Accompanying Notes to Consolidated Financial Statements

e)                   CONSOLIDATED CAPITAL EQUITY PARTNERS, L.P.

                     NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                    (Unaudited)


NOTE A - BASIS OF PRESENTATION

The accompanying unaudited consolidated financial statements of Consolidated Capital Equity Partners, L.P. ("CCEP") have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of ConCap Holdings, Inc. ("General Partner"), all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three and nine month periods ended September 30, 1997, are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 1997.

Certain reclassifications have been made to the 1996 information to conform to the 1997 presentation.

Consolidation

CCEP owns a 75% interest in a limited partnership ("Western Can, Ltd.") which owns 444 De Haro, an office building in San Francisco, California. CCEP's investment in Western Can, Ltd. is consolidated in CCEP's financial statements. No minority interest liability has been reflected for the 25% minority interest because Western Can, Ltd. has a net capital deficit and no minority liability exists with respect to CCEP.

NOTE B - RELATED PARTY TRANSACTIONS

CCEP has no employees and is dependent on the General Partner and its affiliates for the management and administration of all partnership activities. CCEP paid property management fees based upon collected gross rental revenues for property management services in each of the nine month periods ended September 30, 1997 and 1996. Fees paid to affiliates of the General Partner during the nine month periods ended September 30, 1997 and 1996, are included in operating expenses on the consolidated statements of operations and are reflected in the following table. The Partnership Agreement ("Agreement") also provides for reimbursement to the General Partner and its affiliates for costs incurred in connection with the administration of CCEP activities. The General Partner and its current affiliates received reimbursements for the nine months ended September 30, 1997 and 1996, as reflected in the following table.

Also, CCEP is subject to an Investment Advisory Agreement between CCEP and an affiliate of the General Partner. This agreement provides for an annual fee, payable in monthly installments, to an affiliate of the General Partner for advising and consulting services for CCEP's properties. Advisory fees paid pursuant to this agreement are reflected in the following table:

                                                    For the Nine Months Ended
                                                           September 30,
                                                        1997          1996
                                                          (in thousands)

  Property management fees                             $771           $748
  Investment advisory fees                              136            136
  Reimbursement for services of affiliates
     (included in general and administrative
     and operating expenses and other assets) (1)       424            424


(1) Included in "Reimbursement for services of affiliates" for 1997 and 1996 is approximately $54,000 and $82,000 respectively in reimbursements for construction oversight costs and approxiamtely $109,000 and $55,000 respectively of lease commissions.

In addition to the compensation and reimbursements described above, interest payments are made to and loan advances are received from CCIP pursuant to the Master Loan Agreement, which is described more fully in the 1996 Annual Report. Interest payments totaling $1,420,236 have been paid during the nine months ended September 30, 1997. No interest payments were made during the nine month period ended September 30, 1996. No advances were received under the Master Loan Agreement during the nine months ended September 30, 1997. Principal payments of approximately $2,031,000 were made on the Master Loan during the nine months ended September 30, 1997.

For the period January 1, 1996 to August 31, 1997, CCEP insured its properties under a master policy through an agency and insurer unaffiliated with the General Partner. An affiliate of the General Partner acquired, in the acquisition of a business, certain financial obligations from an insurance agency which was later acquired by the agent who placed the current year's master policy. The current agent assumed the financial obligations to the affiliate of the General Partner who receives payments on these obligations from the agent. The amount of CCEP's insurance premiums accruing to the benefit of the affiliate of the General Partner by virtue of the agent's obligations is not significant.

NOTE C - MASTER LOAN AND ACCRUED INTEREST PAYABLE

The Master Loan principal and accrued interest payable balances at September 30, 1997, and December 31, 1996, are approximately $282,343,000 and $261,136,000, respectively.

Terms of Master Loan Agreement

Under the terms of the Master Loan Agreement, interest accrues at a fluctuating rate per annum adjusted annually on July 15 by the percentage change in the U.S. Department of Commerce Implicit Price Deflator for the Gross National Product subject to an interest rate ceiling of 12.5%. The interest rates for each of the nine month periods ended September 30, 1997 and 1996, was 12.5%. Payments are currently payable quarterly in an amount equal to "Excess Cash Flow", generally defined in the Master Loan Agreement as net cash flow from operations after third-party debt service and capital expenditures. Any unpaid interest is added to principal, compounded annually, and is payable at the loan's maturity. Any net proceeds from sale or refinancing of any of CCEP's properties are paid to CCIP under the terms of the Master Loan Agreement. The Master Loan Agreement matures in November 2000.

During the nine months ended September 30, 1997, CCEP paid approximately $2,031,000 to CCIP as principal payments on the Master Loan. Cash received on certain investments by CCEP, which are required to be transferred to CCIP per the Master Loan Agreement, accounted for approximately $388,000. Approximately $643,000 was due to excess cash flow payments paid to CCIP as stipulated by the Master Loan Agreement. CCEP also paid an additional $1,000,000 to CCIP as principal payment on the Master Loan.